Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TERRAPIN 3 ACQUISITION CORPORATION

July 21, 2016

Terrapin 3 Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.     The name of the Corporation is “Terrapin 3 Acquisition Corporation”. The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on December 27, 2013 (the “Original Certificate”). Each of the first certificate of amendment of the Original Certificate, second certificate of amendment of the Original Certificate and third certificate of amendment of the Original Certificate was filed with the Secretary of State of the State of Delaware on May 19, 2014. The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on July 16, 2014;

2.     This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate.

3.     This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.     The text of Paragraph (b) of Section 9.1 is hereby amended and restated to read in full as follows:

(b)     Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission on June 23, 2014, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement (the “Trust Agreement”). Except for the withdrawal of (x) interest to pay taxes and any interest that the Corporation may withdraw in accordance with the terms of the Trust Agreement for working capital requirements and (y) funds as consideration for the redemption of Offering Shares in connection with an amendment to Section 9.2(d) pursuant to Section 9.7 hereof, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earlier of (i) the completion of the initial Business Combination and (ii) the redemption of 100% of the Offering Shares (as defined below), that were not earlier redeemed pursuant to Section 9.7 hereof, if the Corporation is unable to execute a definitive agreement for its initial Business Combination on or before July 22, 2016 or in the event the Company does execute such agreement on or before July 22, 2016, the Corporation is unable to complete its initial Business Combination within 150 days of July 22, 2016. Holders of shares of the Corporation’s Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are affiliates of any of Apple Orange LLC, MIHI LLC, Noyac Path LLC and Periscope, LLC (the “Sponsors”), or officers or directors of the Corporation) are referred to herein as “Public Stockholders.”

5.     The text of Paragraph (b) of Section 9.2 is hereby amended by inserting the phrase: “or on an amendment to Section 9.2(d) in accordance with Section 9.7 hereof” immediately after the phrase, “If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation”.

6.     The text of Paragraph (c) of Section 9.2 is hereby amended and restated to read in full as follows:

(c)     If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an (i) initial Business Combination pursuant to a proxy solicitation or (ii) amendment to Section 9.2(d) in accordance with Section 9.7 hereof, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to 10% or more of the Offering Shares.

7.     The text of Paragraph (d) of Section 9.2 is hereby amended and restated to read in full as follows:

(d)     In the event that the Corporation has not executed a definitive agreement for a Business Combination on or before July 22, 2016 or in the event that the Corporation has entered into a definitive agreement for a Business Combination on or before July 22, 2016, but has not consummated a Business Combination within 150 days of July 22, 2016, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable and any interest withdrawn in accordance with the terms of the Trust Agreement for working capital requirements and less up to $50,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, Terrapin 3 Acquisition Corporation has caused this Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

TERRAPIN 3 ACQUISITION CORPORATION

By:	/s/ Sanjay Arora
Name: Sanjay Arora Title: Chief Executive Officer